

January 30, 2013

Via E-mail
Tom Naratil
Group Chief Financial Officer
UBS AG
Bahnhofstrasse 45
CH-8001 Zurich, Switzerland

  Re: **UBS AG**
      Form 20-F for the Fiscal Year Ended December 31, 2011
      Filed March 15, 2012
      Forms 6-K filed July 31, 2012 and October 30, 2012
      Response dated September 10, 2012
      File No. 001-15060

Dear Mr. Naratil:

   We have reviewed your filings and your response and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2011

Composition of credit risk – business divisions, page 120

Wealth Management & Swiss Bank, page 120

1. We note your response to prior comment 5. Please provide us with the proposed disclosures that you intend to provide in your future filings to address our comment.

Consolidated Financial Statements, page 284

Note 1 – Summary of significant accounting policies, page 297

a) Significant accounting policies, page 297

10) Loans and Receivables – Renegotiated Loans, page 301

2.   We note your response to prior comments 14 and 15. Please address the following:

- Revise your disclosure in future filings to clarify the differences between loans renegotiated on concessionary terms and loans renegotiated on a non-concessionary basis in terms of nonperforming classification and method of impairment measurement.
- Tell us and revise future filings to disclose whether you monitor or segregate these loans from other non-renegotiated loans within the general collective loan assessment for purposes of measuring credit losses. If you do not segregate these loans from loans that were not previously renegotiated, please tell us whether you otherwise take into consideration the fact that these loans have been renegotiated when measuring credit losses.

Note 16 – Goodwill and intangible assets, page 336

3.   We note your response to prior comment 16, including the statement that you do not specifically identify the assets and liabilities that make up the excess capital. Please confirm that the carrying value of each cash generating unit (CGU) includes only those assets that can be attributed directly, or allocated on a reasonable and consistent basis, to each CGU and provide a robust explanation of your asset allocation process. In this regard, clarify whether you are able to specifically identify the assets that remain in the Corporate Center after allocations (or conversely, whether you are able to specifically identify which assets have been allocated out to the CGUs).   If not, please tell us how you concluded that you met the criteria in paragraphs 76 of IAS 36.

4.   Furthermore, to the extent that you do not identify the specific assets and liabilities directly attributed to each CGU, please tell us how you are able to estimate the cash flows from such CGUs. In your response, please address why you believe your methodology complies with the guidance in paragraph 77 of IAS 36.

5.   In your response dated September 16, 2011 you noted that one potential shortfall of the equity attribution framework was that the attribution process will not always result in aggregated attributed equity at the segment level being the same as equity attributed to your shareholders. You further recognized that adjustments would need to be made to ensure that the carrying amount for purposes of the goodwill impairment test was not less

than the equity attributable to shareholders and therefore the net carrying amount of your assets and liabilities, which you believed was consistent with the premise and requirements of paragraphs 76-79 of IAS 36. Please tell us how your current equity attribution framework, including how it is used in determining the carrying value of your CGUs for purposes of goodwill impairment testing is consistent with your prior response.

Note 21 – Provisions and contingent liabilities, page 341

6.   We note your response to the first bullet of prior comment 17. You state that "the classes of provisions are the same as the classes of contingent liabilities; however, contingent liabilities with respect to operational risks, restructuring, loan commitments and guarantee, and other are either not present or not deemed to merit further disclosure in the notes to the financial statements." It appears you are saying that for the above classes, the contingent liabilities are either immaterial or do not exist. If true, affirmatively state that in your footnote disclosure in future filings for each class, as this cannot be inferred from your current disclosure.

7.   We note your response to the second bullet of prior comment 17. You appear to state that you have not provided the disclosure required by paragraph 85(a) regarding the timing of any outflows of economic benefits and the disclosures required by paragraph 85(b) for your restructuring provision based on your determination that the information was not material. We note that your restructuring provision increased by CHF 393 million in 2011, which represents over 7% of your pre-tax income. Please tell us why you believe the above disclosures are immaterial in the context of your restructuring provision. Alternatively, please tell us how you will revise future filings to provide the above disclosures.

8.   We note your response to the second bullet of prior comment 17. You state that you have provided the disclosure required by paragraph 85(a) regarding the expected timing of any outflows of economic benefits for your litigation and regulatory matters provision class in Note 21 b). We are unable to locate this disclosure. Please direct us to the sentences in that footnote that you believe satisfy this disclosure requirement.

9.   We note your response to the second bullet of prior comment 17. You state that you have provided the disclosure required by paragraph 85(b) about the uncertainties surrounding the amount or timing of the outflow of economic benefits for your litigation and regulatory matters provision class in Note 21 b). We note your disclosure that "[s]uch cases are subject to many uncertainties…" However, other than the uncertainty regarding whether you will enter into a settlement, as described in the following sentence in your disclosures, we are unable to locate any further description of the "many uncertainties" to which you refer. We also note your disclosure in the following paragraph regarding the speculative nature of your legal assessments due to unique fact patterns, novel legal theories, early stages of adjudications, and unquantified damages; however, this

disclosure appears to be in the context of explaining why it is impracticable to estimate the financial effect of this class's contingent liability. However, the practicability accommodation is not available for the disclosures required by paragraph 85(b). Accordingly, please direct us to the sentences in that footnote that you believe satisfy this disclosure requirement.

10.   We note your response to prior comments 18 and 19. You state that "paragraph 87 of IAS 37 places a heavy emphasis on the nature of the items in determining which of them can be aggregated to form a class." You also state that you believe the nature of the provision is the "cause giving rise to the provision" and that "when such causes are deemed similar because general statements about their nature and other characteristics of the items described in [paragraphs 85 and 86 of IAS 37] provide useful information, they are aggregated … to form class."

However, paragraph 87 of IAS 37 does not base aggregation on an entity's ability to merely make similar "general [*emphasis added*] statements" about the disclosure requirements in paragraphs 85 and 86 of IAS 37. It states that "it is necessary to consider whether the nature of items is sufficiently similar for a single [*emphasis added*] statement about them to fulfill the requirements of paragraphs 85(a) and (b) and 86(a) and (b)" of IAS 37.

Accordingly, as previously requested in prior comment 18, please provide us with a detailed analysis of how you determined that the individual items in the litigation and regulatory matters class may be aggregated to form a single class. For each of the 14 matters discussed in Note 21 b), please tell us the following:

- The expected timing of cash out flows and how the expected timing for each item is sufficiently similar that you are able to make a single statement for all matters in the class.
- The uncertainties in the amount and timing of the outflow of an economic benefit. Explain whether or not the uncertainties will increase or decrease the timing or the amount of the outflow. In addition, please discuss how the uncertainties in the amount and timing for each item are sufficiently similar that you are able to make a single statement for all matters in the class.
- The estimated financial effects of the contingent liabilities and how the financial effects for each item are sufficiently similar that you are able to make a single statement for all matters in the class. In this regard, we note in your response to prior comment 21 and 22 that it is not practicable to estimate the financial effect of the contingent liability for some matters, but that you are able to estimate it for other matters. We also note from your disclosures that you are unable to estimate the possible financial effect due to some combination of the reasons you provide – in other words, that there is no consistent reason that applies to all matters in this class. We further note in your response to prior comment 21 that you have

recognized a provision for some of the matters in this class, but not for others. These differences suggest that the uncertainties associated with the individual matters in this class may not be sufficiently similar for a single statement to be made about them.

11.   We have considered your response to prior comment 19. You state that disaggregation of loan repurchase demands into a separate class would not "meaningfully augment the information presented" because you disclose the amount of the provision. However, we note that disaggregation would result in additional disclosures, including a rollforward of the changes in the provision. Based on the information disclosed in your filing it continues to be unclear why you have aggregated loan repurchase demands within your litigation and regulatory matters provision class. Please provide us with a comprehensive analysis regarding the similarity of the nature, expected timing, uncertainties in amount and timing, and estimated financial effect, as described above, to support your conclusion.

12.   We note your responses to prior comments 17, 21, 22 and 23 with respect to your application of paragraphs 91 and 92 of IAS 37. We will further consider this information with the information currently requested.

Note 23 – Derivative instruments and hedge accounting, page 351

Derivatives transacted for trading purposes – Detailed example: Credit derivatives, page 354

13.   We note your response to prior comment 25. Please provide us with the proposed disclosures that you intend to provide in your future filings to address our comment.

Additional disclosure required under SEC regulations, page 439

D – Information required by industry guide 3, page 445

Impaired and non-performing loans, page 454

14.   We note your response to prior comment 26. Please provide us with the proposed disclosures that you intend to provide in your future filings to address our comment.

Form 6-K filed July 31, 2012

UBS business divisions and corporate center

Corporate Center – Core Function, page 43

Results: 2Q vs. 1Q, page 44

15.   We note your response to prior comment 27. Please provide us with a more detailed
        explanation of the specific refinement that was made to your methodology to determine
        the change in fair value when the interest rate swaps do not have a fair value of zero at
        inception. Specifically, tell us whether this was due to a change in how you determine
        the fair value of the hedging instrument, at inception or subsequent, and clarify your old
        and new methodology so we can better understand the change. As part of your response,
        provide us with background information on the hedge itself (including how many hedges
        were affected), the method by which hedge ineffectiveness is assessed and measured, and
        the driver for the change in methodology. Additionally, please clarify whether there was
        any change in fair value methodology for any other derivative instruments, in hedging
        relationships or not in hedging relationships, which did not have a fair value of zero at
        inception, based on your determination to change the methodology to determine the
        change in fair value when interest rate swaps do not have a fair value of zero at
        inception.   Provide sufficient details around the change that was made to the valuation of
        the hedging instrument, the reason(s) that such changes were made, and clarification on
        why only certain hedging instruments were impacted.

16.   As a related matter, despite your assertion that the prior period hedge ineffectiveness
        error was not material to any current or prior period, the actual nature of this error
        remains unclear. Accordingly, please provide us with a detailed response that clearly
        describes the nature of the error, the periods that were impacted, and how and when it
        was discovered. Please also tell us how you considered whether this error impacted your
        assessment of hedge effectiveness considering the guidance in paragraph 88 of IAS 39.

Risk management and control – Credit risk, page 50

Exposure to selected European countries, page 54

17.   We note your response to prior comment 30. Please tell us in more detail what
        information you are currently able to track and/or provide based on your current internal
        data and systems, and why specifically you are unable to disclose the information
        outlined in Topic 4 of the Division of Corporate Finance's Disclosure Guidance:
        European Sovereign Debt Exposures.   More specifically tell us whether you are able to
        quantify the fair values and notional values of credit default contracts purchased and sold

by country and if so, revise your future filings to disclose such amounts. Please provide us with the disclosure you intend to provide in future filings.

18. As a related matter, your response to prior comment 30 indicates that your tabular disclosure on page 55 may include indexed or tranched purchased credit derivatives. Please revise your future filings to clearly disclose this fact, separately quantify the amount of this protection, and disclose how the amounts are reflected in your table amongst the different countries and counterparties.

19. In your response to prior comment 31 you agreed to consider enhancements to your narrative discussion in future filings to address your process for monitoring and/or mitigating indirect exposures to selected European countries. At a minimum, we believe the information provided in your response would provide beneficial information to readers. Please provide us with your proposed disclosure revisions.

Interim consolidated financial statements

Notes to the interim consolidated financial statements, page 81

Note 12 – Fair value of financial instruments, page 89

20. Please address the following with respect to your response to prior comment 36:

- In your response, you state that you believe your funds transfer price (FTP) curve is more appropriate than observed yields or spreads on your own traded notes for use in valuing your fair value option (FVO) liabilities provided those liabilities are issued at market clearing levels. Please clarify what you mean by "market clearing levels" and explain any changes made to your methodology in the event that such liabilities aren't issued at market clearing levels.
- In your disclosure on page 91 you state that the FTP curve spread is considered to be representative of the credit risk which reflects the premium that market participants require to purchase your medium term notes (MTNs). Please clarify how the FTP curve "spread" is being calculated in order to capture the premium required by market participants (e.g., what is the FTP curve being measured against to derive such a "spread"?).
- Tell us how you considered the guidance in paragraphs AG74-AG76 of IAS 39 in determining that your FTP curve is an input that would be used by market participants in pricing these instruments given that this curve appears to represent an entity-specific cost of funding. Further, given that the FTP curve is based on internal funding rates, tell us how you determined that it reflects your true cost of external funding and does not include any internal treasury funding incentives.
- Clarify how you evaluate the potential for overlap of certain risks between the FTP curve and other measures of your own credit risk. If you determine that an

> overlapping of such risks exists, explain whether you make any adjustments to avoid potentially double-counting those risks.
>
> - Clarify whether you make any additional adjustments to the FTP curve used to discount your fair value option liabilities. If so, explain the reasons for such adjustments and clarify whether they were made as aggregate adjustments to the fair value of such liabilities or as incremental adjustments to the spread.

Form 6-K filed October 30, 2012

Notes to the interim consolidated financial statements, page 75

Note 17 – Provisions and contingent liabilities, page 90

b) Litigation, regulatory and similar matters – 6. Claims related to sales of residential mortgage-backed securities and mortgages – Loan repurchase demands related to sales of mortgages and RMBS, page 93

21.   We note your response to prior comment 37. Please address the following:

- We note that the number of loan repurchase demands by year received included in the line item "demands in litigation" increased significantly (94%) between June 30, 2012 and September 30, 2012. Please expand your response to bullet point one to tell us in more detail, and disclose in future filings, the specific reason(s) you do not expect to make payment for most of the loan repurchase demands received during the periods that are currently in litigation. In this regard, clarify whether your determination is based on a loan-by-loan review or historical claims experience. Please provide us with your proposed disclosure.
- We also note that loan demands resolved or expected to be resolved through enforcement of indemnification rights against third-party originators decreased significantly (-81%) between June 30, 2012 and September 30, 2012. Tell us the reason(s) for this decrease, and clarify whether these demands were resolved or reclassified into a different line item within your table. Additionally, tell us the success rate you have had with collecting on your indemnification rights against surviving third-party originators. To that effect, please provide support for your assertion that you do not provision for loan repurchase demands for which you seek to enforce indemnification rights because you do not expect to experience an outflow of resources and tell us how you considered the guidance in paragraphs 53-58 of IAS 37.
- On a related note, we note that demands rebutted by you but not yet rescinded by counterparty decreased 75% between June 30, 2012 and September 30, 2012. Please tell us the reason(s) for this decrease, and whether those demands were formally rescinded or reclassified into a different line item within your table.

- Based on your response to bullet point number three, it appears that you have not provisioned for any of the repurchase demands received from Assured Guaranty (AGO). Please confirm whether this is true and, if so, tell us in more detail why you believe you should not record a provision related to the approximately USD 513.8 million of "demands rebutted by UBS but not yet rescinded by counterparty" (e.g. why do you believe the counterparty will rescind these claims in full?).
- We note based on your response that the vast majority of repurchase demands received to-date are from AGO. To the extent that you begin to see an increase in demands from other counterparties, we believe that additional disclosure regarding your claims experience by type of counterparty would be beneficial to readers. Please revise future filings accordingly.

You may contact Brittany Ebbertt at (202) 551-3572 or Angela Connell at (202) 551-3426 with any questions.

Sincerely,

/s/ Angela Connell for

Stephanie Ciboroski
Senior Assistant Chief Accountant